Exhibit 3.1

SECURED PROMISSORY NOTE

Principal:	$	, 2015
Interest Rate:	9% annual, interest-only payable monthly	Las Vegas, NV
Loan Term:	24 months from execution date with an option to extend for 6 months.

Borrower (Maker):	ADOMANI INC., a Florida corporation and is the sole-owner of it’s subsidiary ADOMANI California, Inc., a California corporation

Borrower’s Address:	1811 Cadillac Court
Milpitas, CA 95035

Holder:	PROVIDENT TRUST GROUP, LLC, a Nevada limited liability company

Holder’s Address:	8880 W. Sunset Rd Suite 250
Las Vegas, NV 89148

PROMISE TO PAY. The above-named Borrower promises to pay to the above-named Holder in lawful money of the United States of America, the principal amount shown above, at the interest rate shown above, until paid in full.

INTEREST CALCULATION METHODOLOGY. Interest shall be computed on a simple basis, starting on the Effective Date, and is furthermore to be computed by applying the Annual Interest Rate against the unpaid principal amount on the following basis (check one):

☐ Annual basis; that is, by applying the Annual Interest Rate every calendar year

☒ Monthly basis; that is, by applying the Annual Interest Rate, divided by twelve, every month

☐ Daily basis; that is, by applying the Annual Interest Rate, divided by 365, every day

With respect to prepayment, interest for partial years or months shall be computed on a pro-rated basis.

PAYMENT. Borrowers will pay this loan as follows:

1.	Periodicity (check one):

☒ Balloon payment of principal, to be paid at end, with monthly interest-only payments

☐ Balloon payment of principal and all accrued interest, to be paid entirely upon final payment

☐ Regular payments of fully amortized principal plus interest

2.	Payments:

Borrower shall make 24 equal payments to Holder, each in the amount of $            . The first payment is due on                     , 2015, and on the 1st day of each calendar month thereafter.

3.	Application Order:

Unless otherwise agreed or required by applicable law, payments will be applied first to any unpaid collection costs: then to any late charges; then to any accrued unpaid interest; then to any deferred interest; and then to principal.

4.	Payment Address:

Borrower will pay Holder at any such place as Holder may designate.

Lender

Borrower	Page 1

PAYMENT METHOD. Borrower shall pay this Note on a monthly basis. Borrower shall make payments directly to Holder at Holder’s address.

PREPAYMENT. At any time, Borrower may prepay a portion or the entirety of the principal and interest due under this Note, without penalty or fee. Prepayments will be first applied against accrued interest, then principal. Full prepayment will include payment of all principal plus all interest then due (including partial-month accrued interest) as of the payoff date. Partial prepayments will not, unless agreed to by Holder in writing, relieve Borrower of its obligation to continue to make regular payments under the foregoing payment schedule.

LATE FEE. A 5-day grace period exists. If a scheduled payment is not paid by the Borrower within the grace period, then that payment is deemed delinquent and a 5% late fee on the delinquent payment is assessed.

SECURITY INTEREST. This note is secured by a UCC-1 on all assets of Holder.

DEFAULT EVENT / ACCELERATION. If any scheduled payment remains delinquent and unpaid for 15 days or more, then upon failure of Borrower to cure after the expiration of a 10-day written notice from Holder to Borrower of a delinquency, then said failure to cure constitutes a default event of this note (a “Default Event”). The Holder cannot make itself unavailable, or otherwise refuse to take a payment, in order to cause a Default Event to occur; a Default Event must be non-performance on the Note on the part of the Borrower. If a Default Event does occur, then this Note is accelerated, the entire remaining amount under the Note becomes immediately due. Holder’s failure to exercise any of its remedies in this section, or any other remedy provided by law, upon the occurrence of a Default Event, does not constitute a waiver of the right to exercise any remedy at any subsequent time in respect to the same or any other Default Event.

GENERAL PROVISIONS.

•	Governing Law. This agreement will be governed by and construed in accordance with the laws of the state of Nevada.

•	Notices. All notices must be in writing. A notice may be delivered to a party at the following address contained in the preamble to this Note, or to a new address that a party subsequently designates in writing.

•	Assignment and Succession. Borrower may not assign its rights or delegate their obligations under this Note in whole or in part without the prior written consent of Holder. This Note is binding on and enforceable by each party’s successors and assignees.

•	Severability. If any court determines that any provision of this Note is invalid or unenforceable, any invalidity or unenforceability will affect only that provision and will not make any other provision of this agreement invalid or unenforceable.

•	Headings. The section and other headings contained in this Note are for reference purposes only and shall not affect the meaning or interpretations of this Note.

•	Attorney’s Fees. In the event that litigation results from or arises out of this Note or the performance thereof, the parties agree to reimburse the prevailing party’s reasonable attorney’s fees and costs, in addition to any other relief to which the prevailing party may be entitled.

•	Modification. This Note may be modified only by a writing signed by both Borrower and Holder.

[Signatures on Next Page]

BORROWER:

Lender

Borrower	Page 2

ADOMANI, Inc.

By:
Jim, Reynolds, CEO

APPROVED

By:

Print Name:
Its:	Lender

Lender

Borrower	Page 3